

July 10, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Investment Managers Series Trust II
        Issuer CIK: 0001587982
        Issuer File Number: 333-191476 / 811-22894
        Form Type: 8-A12B
        Filing Date: July 10, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Tradr 2X Long ASTS Daily ETF, Tradr 2X Long CEG Daily ETF, Tradr 2X Long CRWV Daily ETF, Tradr 2X Long GEV Daily ETF, and Tradr 2X Long SMR Daily ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications